SILVER STANDARD RESOURCES INC.

First Quarter Report

March 31, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.

FIRST QUARTER 2005 REPORT TO SHAREHOLDERS

For the Three Months Ended March 31, 2005

During the first quarter of 2005, the focus of Silver Standard’s project activities was on two of the company’s wholly-owned, advanced projects, Pitarrilla in Mexico and Pirquitas in Argentina; the 50%-owned Manantial Espejo project in southern Argentina; and the Berenguela silver option in Peru.  Our agenda for creating additional shareholder value in 2005 includes ramping up activities at Pirquitas, substantial drilling at Pitarrilla and continuing feasibility work at Manantial Espejo.

Highlights

•

Drilling at the wholly-owned Pitarrilla project in Mexico added two new silver zones – Breccia Ridge and Javelina Creek – to the existing Cordon Colorado and Pena Dyke zones. Two drills are now operating on the property as part of a plan to expand the known silver zones and to explore for new zones.

•

Silver Standard has commenced work at Pirquitas in Argentina to update the feasibility study completed in 1999/2000 by the property’s former owners. Preparations are also underway at Pirquitas to exploit the high-grade Oploca Vein located outside the potential open pit.

•	Drilling at Berenguela in Peru continues to intersect thick sequences of high-grade silver mineralization at surface.
•	Feasibility work is continuing at Manantial Espejo in Argentina under the direction of Pan American Silver Corp., the company’s 50% partner in the project.
•

Silver Standard’s cash position remains strong at $40.8 million at the end of the quarter. The company also holds 1.95 million ounces of physical silver, marketable securities and other investments with a market value of $23.7 million at March 31, 2005.

Advanced Projects

Pitarrilla, Durango, Mexico

Silver Standard enjoyed continued success during the quarter in ongoing exploration at this property which the company acquired by staking in late 2002. In 2005, the company reported the discovery of two more silver zones, Breccia Ridge and Javelina Creek, after completing over 3,700 meters in 22 diamond drill holes in the first quarter.

The discovery of the two new silver zones significantly enhances the property’s resource potential. The project now hosts four drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones. These two existing zones host indicated silver resources totalling 60.2 million ounces and inferred silver resources totalling 13.1 million ounces.

Highlights from the diamond drill program include:

•	Hole BPD-15 at Breccia Ridge which intersected:

825.1 feet averaging 1.9 ounces of silver per ton (251.5 meters averaging 64.5 grams of silver per tonne), 0.56% lead and 0.84% zinc; including 580 feet averaging 2.3 ounces of silver per ton (176.7 meters averaging 80.1 grams of silver per tonne), 0.70% lead and 1.13% zinc;

•	Hole BPD-04 at Javelina Creek which intersected:

89.6 feet averaging 4.0 ounces of silver per ton (27.3 meters averaging 136.6 grams of silver per tonne) mineralized from surface similar to the Cordon Colorado and Peña Dyke zones;

•	Hole BPD-12 at Cordon Colorado which intersected:

268.7 feet averaging 2.6 ounces of silver per ton (81.9 meters averaging 90.3 grams of silver per tonne).

Three holes spaced over a strike length of approximately 400 meters intersected the new Breccia Ridge Zone. The steeply dipping zone cuts across the top of Cerro Pitarrilla and is nested between the Cordon Colorado, Peña Dyke and Javelina Creek Zones. Assays were recently reported for BPD-17 and confirmed the continuity of mineralization a further 200 meters below mineralized intercepts in holes BPD-1 and BPD-15. The Breccia Ridge Zone can be traced over 900 meters on surface along which additional drilling is being planned.

The Javelina Creek Zone is located at surface approximately 800 meters northeast of the Breccia Ridge Zone and is flat-lying and mineralized from surface, similar to the Cordon Colorado and Peña Dyke Zones.

All four zones are considered open along strike and at depth. To expedite progress at Pitarrilla, the company now has two drills on site. Camp construction is underway and metallurgical testwork is ongoing.

Pirquitas, Jujuy, Argentina

With the acquisition of a 100% interest in the Pirquitas project in October 2004, work is proceeding rapidly on several fronts in updating the feasibility study completed five years ago by the property’s former owners.

In addition, Silver Standard is constructing a decline to access the high-grade Oploca vein. The decline will serve two purposes: (1) provide access for drill stations for further drilling of mineralization under the potential open pit area, and (2) enable small-scale mining and processing of some of the high-grade Oploca ore. Systematic underground sampling of the historical Oploca workings has been completed and tenders for ramp development are being requested from Argentine mining contractors.

A total of 2,400 meters of surface diamond drilling is planned in 2005 and this program is expected to start in May. At the mine site, refurbishment of old facilities into a modern camp is now underway. In order to house and support up to 100 people, renovations for offices, a cafeteria and bunkhouses for workers and staff are continuing and reliable voice and data communication links have been established.

Manantial Espejo, Santa Cruz, Argentina

Feasibility work continues on the 50% owned Manantial Espejo silver-gold joint venture. An additional 7,900 meters of infill and extension drilling were completed during the quarter and incorporated into the block models required for open pit and underground mine design. Water sources have been identified and pump testing on the water wells is under way. The feasibility study is expected to be completed later in 2005.

Exploration Projects

Berenguela, Peru

Under the terms of its option agreement to acquire the silver resources at Berenguela, Silver Standard has undertaken an aggressive reverse circulation drill program which will be completed in the second quarter of 2005. The drilling will provide sufficient information for a resource estimate in compliance with Canada’s National Instrument 43-101.

To date, Silver Standard has encountered high-grade mineralization at surface over an extensive area that has received little exploration attention since the 1960’s. Some of the better drill results included:

•	BER-81 located on Line 1050E which intersected:

216.5 feet averaging 8.8 ounces of silver per ton (66 meters averaging 302.4 grams of silver per tonne), including 82.0 feet averaging 20.8 ounces of silver per ton (25 meters averaging 712.4 grams of silver per tonne).

•	BER-85 located on Line 1250E which intersected:

118.1 feet averaging 13.2 ounces of silver per ton (36 meters averaging 453.4 grams of silver per tonne).

The company expects that an updated resource estimate will be completed in the third quarter of 2005.

Other Projects

A drilling program is now being planned in May for the wholly-owned Diablillos silver-gold property located in Salta province in northern Argentina.

Shareholder and Investor Relations

In the first quarter, we attended conferences and institutional investor meetings in Toronto, Canada, Charlotte, North Carolina, and Las Vegas, Nevada. At the time of the writing of this report, I have just returned from Europe where we again presented Silver Standard to the European Gold Forum in Zurich and held meetings with shareholders and institutional investors in Frankfurt, Zurich, Geneva, Paris and London.

The company will attend the New York Institutional Gold Conference and plans further meetings in New York in late May.

Please check the company’s web site (www.silverstandard.com) for the locations and dates of shareholder information meetings planned in 2005.

Outlook

With precious metals prices range-bound so far in 2005, Silver Standard and its peers have seen lower trading volumes and lower share prices compared to the comparable period in 2004. However, with drilling underway or about to commence at various of the company’s core properties, there is significant potential to increase resources, create further shareholder value and provide further leverage to silver.

On behalf of the Board,

“Robert A. Quartermain”

Robert A. Quartermain

President

May 5, 2005

    SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2005 and 2004 is prepared as of May 5, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto and in conjunction with the MD&A for the year ended December 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1.	BUSINESS OVERVIEW

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Mexico, Peru, Chile, the United States, Australia and Canada. The company’s strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	FIRST QUARTER FINANCIAL RESULTS

For the quarter ended March 31, 2005, the company had a net loss of $943,000 or $0.02 per share compared to income of $620,000 or $0.01 per share in the first quarter of 2004. A discussion on the various components of the expense and income items compared to the prior year follows:

		Three Months Ended March 31,
	2005	2004
Exploration and mineral property costs	$	$

Property examinations and exploration	103,000	106,000
Reclamation and accretion	27,000	25,000

	130,000	131,000

The company continued its grass roots exploration and property examinations during the quarter, with the focus in Mexico. Exploration for the quarter was $103,000 compared to $106,000 in the prior year and of this total, $84,000 (2004 - $84,000) was spent in Mexico. Reclamation and accretion expense was $27,000 during the quarter compared to $25,000 expended during the first quarter of the prior year. Of the expense to date, $12,000 (2004 - $19,000) relates to the accretion impact on the recorded asset retirement obligations and $15,000 (2004 - $6,000) relates to current cash reclamation costs.

		Three Months Ended March 31,
	2005	2004
Expenses	$	$

Depreciation	26,000	6,000
General and administration	571,000	348,000
Internal controls over financial reporting	55,000	--
Professional fees	27,000	33,000
Salaries and employee benefits	191,000	71,000
Stock-based compensation	234,000	87,000

	1,104,000	545,000

Total expenses for the quarter were $1,104,000 and this compares to $545,000 for the comparable quarter of 2004. The increased expenditures are in the areas of general and administration, salaries and employee benefits, non-cash, stock-based compensation and a new category relating to internal controls over financial reporting.

General and administration expenses were $571,000 for the quarter compared to $348,000 in the comparable quarter of the prior year. Of the increase, approximately 43% or $96,000 relates to timing differences relating to costs associated with production and mailing of our annual report. The main reasons for the remainder of the increase in costs relate to $35,000 in higher listing and filing fee costs, $27,000 for directors fees paid for the first half of 2005, $31,000 in higher rent for the Vancouver office as a result of expanded office size and $20,000 in computer expenses.

The company incurred $55,000 in internal control over financial reporting costs during the current quarter. This new cost category was established to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are $37,000 for allocations of our staff time and $18,000 for payments to outside consultants. These costs will continue throughout 2005 and 2006 as we will be required to comply with the rules requiring a certification by management of the effectiveness of design and implementation of internal financial controls for the company’s December 2006 fiscal year-end.

Salaries and employee benefits were $191,000 for the first quarter compared to $71,000 in the comparable quarter of the prior year. The increase in costs relates mainly to a combination of four new staff members in the corporate office, the impact of higher salary adjustments, which became effective January 1, 2005 and the timing of allocation of salaries and benefits to mineral property costs.

Stock-based compensation expense for the quarter was $234,000 compared to $87,000 in the comparable quarter of 2004. There were no new stock options granted during the current quarter. The current quarter’s expense relates to the spreading of the fair value assigned to the previously issued options over their respective vesting periods.

		Three Months Ended March 31,
	2005	2004
Other income (expenses)	$	$

Investment income	267,000	325,000
Gain on sale of marketable securities	36,000	348,000
Write-up (down) of marketable securities	10,000	(24,000)
Loss on sale of assets	--	(2,000)
Gain on sale of mineral properties	--	437,000
Foreign exchange gain (loss)	(22,000)	212,000

	291,000	1,296,000

Interest income for the quarter was $267,000 compared to $325,000 for the comparable quarter of 2004. The impact of higher interest rates was more than offset by a reduction in funds available for investment. The gain on sale of marketable securities recorded during the current quarter was $36,000 and this compares to $348,000 in the same period of the prior year. There were no sales of mineral properties in the current quarter compared to $437,000 in sales in the comparable quarter of the prior year. The company records its carrying value of its marketable securities at the lower of original cost and quoted market value. During the quarter ending March 31, 2005, marketable securities were written up by $10,000 and this compares to a $24,000 write-down recorded during the comparable quarter of 2004. A foreign exchange loss of $22,000 was recorded during the quarter compared to a $212,000 gain recorded in the first quarter of 2004.

Summary of quarterly results

(expressed in thousands of Canadian dollars, except per share amounts)

	2005 $	2004 $				2003 $
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss)	(943)	(1) (2,947)	(2) 1,004	(195)	(3) 620	(1,282)	(429)	(1,140)
Basic and diluted income (loss) per share	(0.02)	(0.06)	0.02	0.00	0.01	(0.03)	(0.01)	(0.03)

(1)	Includes $2,072,000 in non-cash expenses relating to the values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.

(2)	The main contributing factor for the increase was the $1,710,000 gain on sales of marketable securities.

(3)	The company recorded investment income of $325,000, gains on sale of marketable securities of $348,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter.

3.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the quarter, the company’s free cash position, including short-term deposits, decreased from $45,703,000 at the beginning of the year to $40,761,000 – a decrease of $4,942,000. This decrease is primarily due to expenditures on mineral properties and property, plant and equipment.

Operating Activities

Cash flow from operations in the first quarter was a use of $307,000 compared to a use of $832,000 in the comparable period in 2004. The difference is mainly due to the timing of changes in non-cash working capital items.

Investing Activities

Mineral Properties

Total cash invested on mineral properties in the quarter was $3,973,000 compared to $2,678,000 in the comparable quarter of the prior year. A summary by mineral property project follows:

	Three Months Ended March 31,
	2005 $	2004 $

Manantial Espejo	1,443,000	580,000
Pirquitas	306,000	70,000
Bowdens	68,000	269,000
Challacollo	118,000	44,000
Pitarrilla	956,000	428,000
Candelaria	119,000	119,000
Maverick Springs	144,000	23,000
Berenguela	442,000	13,000
Shafter	90,000	152,000
San Marcial	3,000	523,000
San Agustin	4,000	283,000
Other	280,000	174,000

	3,973,000	2,678,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

The three most active programs during the first quarter were the Manantial Espejo property in Argentina, the Pitarrilla property in Mexico and the Berenguela property in Peru. Expenditures on these properties represent 72% of the total mineral property expenditures for the quarter. At Manantial Espejo, our share of the costs of the 50%-50% joint venture with Pan American Silver Corp. was $1,443,000 for the quarter and this compares to $580,000 spent during the first quarter of 2004. Work continued on the feasibility study to be completed in the second half of 2005. At the Pitarrilla property, a total of $956,000 was spent during the quarter compared to $428,000 spent during the comparable quarter of 2004. A total of $514,000 was spent on drilling and assaying, with the balance on various other exploration activities relating to this large epithermal system. At the Berenguela property, $442,000 (2004 - $13,000) was spent during the quarter. The company entered into an option and funding agreement in March 2004 to purchase the silver resources contained in this property. In the first quarter of 2005, $244,000 was spent on drilling and assaying on this property with the balance on various other exploration activities.

Property, Plant and Equipment

A total of $1,084,000 was spent during the first quarter of 2005 for property, plant and equipment compared to $461,000 in the first quarter of 2004. The main reason for the increase relates to our share of the purchase of $1,047,000 for six low-hour, used Caterpillar 773D haul trucks to be used at the Manantial Espejo property. These trucks are to be stored in Houston until they are required at the property site. Amortization will not be recorded on these trucks until such time as they are brought into service

Financing Activities

During the first quarter of 2005, the company raised a total of $379,000 from the issuance of new equity compared to $51,672,000 in the comparable period of 2004. In the first quarter of 2004, the company issued a 2,955,000 unit private placement at $14.80 per unit for gross proceeds of $43,951,000. In the current quarter, 58,600 stock options were exercised for total proceeds of $379,000.

	Three Months Ended March 31,
	2005 $	2004 $
Private placement	-	43,951,000
Exercise of stock options	379,000	1,868,000
Exercise of warrants	-	5,853,000
	379,000	51,672,000

Silver Bullion

The company holds 1,953,958 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at March 31, 2005 for the company’s bullion was $16,988,000. Of the ounces held, 257,027 have been lodged as collateral supporting a US$1.6 million letter of credit. The balance of the ounces are liquid and are held recognizing that silver is an investment alternative for cash.

Marketable Securities

At March 31, 2005, the market value of the company’s marketable securities was $4,711,000 or $1,393,000 over its cost. In addition, the company has invested $2,000,000 in Minco Silver Corporation (“Minco Silver”). The investment in Minco Silver has not been included in the market value of the company’s investments as the common shares have not yet been qualified for issuance.

Cash Resources and Liquidity

At March 31, 2005, the company had a very healthy working capital of $56,337,000 compared to $61,628,000 at December 31, 2004. This strong working capital position is sufficient to see the company through the next several years of planned exploration expenditures, property holding costs and administrative expenditures. Additional capital will be required as our projects are developed into production.

4.	ADDITIONAL DISCLOSURES

Related Party Transactions

During the three months ended March 31, 2005, the company recorded expense reimbursements of $83,100 (2004 - $49,600) from companies related by common management. At March 31, 2005, accounts receivable includes $93,000 (2004 - $53,900) from related parties. The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

Outstanding Share Data

The authorized capital of the company consists of 100,000,000 common shares without par value. As at May 5, 2005, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	51,635,402	-	-
Stock Options	1,831,369	1.90 – 20.50	0.1 – 4.7
Warrants	1,519,125	18.50	0.7
Fully diluted	54,985,896

New Accounting Policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

5.	APPROVAL

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, free of charge on our web site at www.silverstandard.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

FORWARD LOOKING STATEMENTS

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	March 31, 2005 $	December 31, 2004 $

Assets
Current assets
Cash and cash equivalents (note 7)	40,761	45,703
Silver bullion (note 4)	13,710	13,487
Marketable securities (market value: $ 4,711; 2004 - $4,122)	3,318	3,329
Accounts receivable	844	662
Prepaid expenses and deposits	354	587

	58,987	63,768

Restricted silver bullion (note 4)	2,077	2,300

Reclamation deposits	198	198

Mineral property costs (note 5)	147,126	143,175

Property, plant and equipment	1,978	659

	210,366	210,100

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,070	1,426
Current portion of asset retirement obligations	560	560
Mineral property payable	13	144
Current portion of long-term debt	7	10

	2,650	2,140

Asset retirement obligations	707	688

Future income tax liability	14,265	14,200

Long-term debt	39	46

	17,661	17,074

Shareholders' Equity
Capital stock (note 6)
Authorized
100,000,000 common shares without par value
Issued
51,635,402 common shares (2004 - 51,576,802)	218,008	217,502

Value assigned to stock options	6,283	6,167

Value assigned to warrants	7,011	7,011

Deficit	(38,597)	(37,654)

	192,705	193,026

	210,366	210,100

Subsequent event (note 10)

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
R.E. Gordon Davis Director	William Meyer Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

		Three Months Ended March 31
	2005 $	2004 $

Exploration and mineral property costs
Property examination and exploration	103	106
Reclamation and accretion	27	25

	(130)	(131)

Expenses
Depreciation	26	6
General and administration	571	348
Internal control over financial reporting	55	--
Professional fees	27	33
Salaries and employee benefits	191	71
Stock-based compensation	234	87

	(1,104)	(545)

Other income (expenses)
Investment income	267	325
Gain on sale of marketable securities	36	348
Write-up (down) of marketable securities	10	(24)
Loss on sale of assets	--	(2)
Gain on sale of mineral properties	--	437
Foreign exchange gain (loss)	(22)	212

	291	1,296

Income (loss) for the period	(943)	620

Deficit - Beginning of period	(37,654)	(31,632)

Adjustment for stock-based compensation	--	(4,504)

Deficit - Beginning of period, as restated	(37,654)	(36,136)

Deficit - End of period	(38,597)	(35,516)

Weighted average number of shares outstanding	51,605,521	45,943,030

Basic and diluted income (loss) per common share	(0.02)	0.01

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

		Three Months Ended March 31
	2005 $	2004 $

Cash flows from operating activities
Income (loss) for the period	(943)	620
Items not affecting cash
Depreciation	26	6
Stock-based compensation	234	87
Gain on sale of mineral properties	--	(437)
Gain on sale of marketable securities	(36)	(348)
Write-up (down) of marketable securities	(10)	24
Asset retirement obligations	12	19
Foreign exchange gain	4	5

	(713)	(24)

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(238)	(548)
Accounts payable and accrued liabilities	644	(260)

	(307)	(832)

Cash flows from financing activities
Shares and warrants issued for cash	379	51,672
Share issue cash costs	--	(925)
Repayment of long-term debt	(10)	(41)
Share subscription received	--	25

	369	50,731

Cash flows from investing activities
Mineral property costs	(3,973)	(2,678)
Purchase of property, plant and equipment	(1,084)	(461)
Restricted cash	--	(2,500)
Proceeds from sale of marketable securities	57	621
Proceeds from sale of assets	--	2

	(5,000)	(5,016)

Foreign exchange loss on foreign cash held	(4)	(4)

Increase (decrease) in cash and cash equivalents	(4,942)	44,879

Cash and cash equivalents - Beginning of period	45,703	16,428

Cash and cash equivalents - End of period	40,761	61,307

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

1.	Description of business and nature of operations

Silver Standard Resources Inc. (the “company”) is in the process of acquiring and exploring silver mineral properties. It owns, or has under option, fifteen core projects at different stages of development in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	New accounting policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

4.	Silver bullion

The company owns 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

The company has lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada. Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, U.S. dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at March 31, 2005, 257,027 ounces of silver bullion were lodged as collateral.

Balance sheet presentation – March 31, 2005

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,696,958	13,710	14,753	1,043

Restricted silver bullion	257,027	2,077	2,235	158

	1,953,985	15,787	16,988	1,201

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

5.	Mineral property costs

Details of the mineral properties that the company currently holds are as follows:

	Acquisition costs $	Exploration costs $	March 31, 2005 Total $	December 31, 2004 Total $
Argentina
Chubut	61	208	269	268
Diablillos	5,376	1,018	6,394	6,351
Manantial Espejo	4,409	11,486	15,895	14,452
Pirquitas	70,491	1,328	71,819	71,439
Other	-	86	86	51
Australia
Bowdens	10,892	7,000	17,892	17,823
Other	-	27	27	27
Canada
Silvertip	1,818	210	2,028	2,022
Sulphurets	2,393	1,255	3,648	3,648
Sunrise Lake	1,234	35	1,269	1,268
Chile
Cachinal	17	130	147	103
Challacollo	2,282	2,336	4,618	4,500
Juncal	16	36	52	49
La Flora	15	33	48	47
Mexico
Pitarrilla	1,322	4,156	5,478	4,494
La Valenciana	29	254	283	282
Ortega	52	52	104	77
San Agustin	48	569	617	613
San Marcial	1,250	726	1,976	1,973
Other	139	206	345	223
United States
Candelaria	2,981	2,429	5,410	5,288
Maverick Springs	553	1,422	1,975	1,962
Shafter	2,544	2,534	5,078	4,988
Peru
Berenguela	554	1,114	1,668	1,227
	108,476	38,650	147,126	143,175

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

6.	Outstanding shares and related information

(a)	Shares
Authorized:
100,000,000 common shares without par value.

	Number of shares	Amount $

Capital Stock
Balance, December 31, 2004	51,576,802	217,502
Issued during the year
For cash
Exercise of options	58,600	379
Assigned value of exercised options	-	127

Balance, March 31, 2005	51,635,402	218,008

(b)	Warrants

At March 31, 2005, 1,519,125 share purchase warrants were issued and outstanding at an exercise price of Cdn $18.50 with weighted average remaining lives of 0.8 years expiring January 2006.

(c)	Options

At March 31, 2005, the total number of options outstanding was 1,831,369 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 3.2 years. This represents 3.5% of issued and outstanding capital.

7.	Supplementary cash flow information

(a)	Cash and cash equivalents included in the cash flow statement comprise the following:

	March 31, 2005 $	December 31, 2004 $
Cash on hand and balances held with banks	2,001	1,820
Short-term deposits	38,760	43,883
	40,761	45,703

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

(b)	Non-cash financing and investing activities were:

	Three Months Ended March 31
	2005 $	2004 $
Non-cash financing activities
Shares issued for finders’ fees	-	(393)
Warrants issued for finders’ fees	-	(192)
Finders’ fees satisfied by issue of shares and warrants	-	585
Values assigned to options	(234)	(87)
Adjustment for stock-based compensation	-	(4,504)
Shares issued relating to share subscription	-	(455)
Assigned value of options exercised	127	802
Capital stock issued	(127)	(802)
	(234)	(5,046)

Non-cash investing activities
Foreign exchange component of future income tax liability capitalized to mineral property	(65)	-
Amortization capitalized to mineral property	(28)	-
Option value assigned to mineral property	(9)	-
Reclamation capitalized to mineral property	(7)	(8)
Foreign exchange component included in reclamation	-	(3)
Mineral property accrual	-	(552)
	(109)	(563)

8.	Related party transactions

(a)

During the three months ended March 31, 2005, the company recorded expense reimbursements of $83,100 (2004 - $49,600) from companies related by common management. At March 31, 2005, accounts receivable includes $93,000 (2004 - $53,900) from related parties.

(b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005

(expressed in thousands of Canadian dollars - unaudited)

9.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

			March 31, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,336	1	575	-	66	-	-	1,978
Mineral property costs	94,463	17,919	6,945	4,865	8,803	1,668	12,463	147,126
	95,799	17,920	7,520	4,865	8,869	1,668	12,463	149,104

			March 31, 2004
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	-	1	456	-	107	-	-	564
Mineral property costs	25,393	17,252	6,923	4,495	4,003	565	11,098	69,729
	25,393	17,253	7,379	4,495	4,110	565	11,098	70,293

10.	Subsequent event

In April 2005, the company subscribed and paid for 960,000 Special Warrants of Minco Silver Corporation at a price of $1.25 per warrant for a total cost of $1,200,000. Each Special Warrant entitles the company to receive one common share of Minco Silver, once Minco Silver qualifies the issuance of its common shares. With this payment, the company has now invested $3,200,000 in Minco Silver to hold a 20% interest. A director of the company and the company president are directors of Minco Silver.